SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               CNET Networks, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12613R104
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2008
 -------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------------

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 2 OF 10 PAGES
------------------------------                             ---------------------

-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  JANA PARTNERS LLC
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

-------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   12,446,177
                      ---------------------------------------------------------
 NUMBER OF                 8       SHARED VOTING POWER
 SHARES
BENEFICIALLY                       3,713,178
  OWNED BY            ---------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                        12,446,177
                      ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   3,713,178
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  16,159,355
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*
                                                                           [X]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.6%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*

                  IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 3 OF 10 PAGES
------------------------------                             ---------------------

-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SPARK MANAGEMENT PARTNERS, L.L.C.
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
         3        SEC USE ONLY

-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   - 0 -
                      ---------------------------------------------------------
 NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                       2,583,979
  OWNED BY            ---------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                        - 0 -
                      ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   2,583,979
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  2,583,979
-------------------------------------------------------------------------------
         12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*
                                                                           [X]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.7%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*

                  OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 4 OF 10 PAGES
------------------------------                             ---------------------

-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  VELOCITY INTERACTIVE MANAGEMENT, LLC
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
         3        SEC USE ONLY

-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*

                  AF
-------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   - 0 -
                      ---------------------------------------------------------
 NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                       1,000,000
  OWNED BY            ---------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                        - 0 -
                      ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   1,000,000
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  1,000,000
-------------------------------------------------------------------------------
         12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*
                                                                           [X]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.7%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*

                  OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 5 OF 10 PAGES
------------------------------                             ---------------------

-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  ALEX INTERACTIVE MEDIA, LLC
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
         3        SEC USE ONLY

-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*

                  WC
-------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
-------------------------------------------------------------------------------
                           7       SOLE VOTING POWER

                                   -0-
                      ---------------------------------------------------------
 NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                       129,199
  OWNED BY            ---------------------------------------------------------
    EACH                   9       SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                        -0-
                      ---------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   129,199
-------------------------------------------------------------------------------
         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                  129,199
-------------------------------------------------------------------------------
         12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*
                                                                           [X]
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  less than 0.1%
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON*

                  OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 6 OF 10 PAGES
------------------------------                             ---------------------


     The Schedule 13D filed on January 7, 2008 (the "Schedule 13D") by JANA Partners LLC, a Delaware limited liability company, Spark Management Partners, L.L.C., a Delaware limited liability company, Velocity Interactive Management, LLC, a Delaware limited liability company, and Alex Interactive Media, LLC, a Delaware limited liability company (together, the "Reporting Persons") relating to the shares ("Shares") of common stock, par value $0.0001 per share, of CNET Networks, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No.1 to the Schedule 13D.

Item 2.     Identity and Background

     Paragraph (a) of Item 2 of the Schedule 13D is hereby supplemented as follows:

     Any disclosures made herein with respect to persons or entities other than the Reporting Persons, the JANA Principals, the Spark Principals, the Velocity Principals and Gardi are made on information and belief after making inquiry to the appropriate party. By virtue of the Agreement, dated January 4, 2008 between JANA and Sandell Asset Management Corp. ("Sandell"), as more fully described in
Item 6 of the Schedule 13D, the Reporting Persons may be deemed to be a "group" with Sandell and its affiliates for purposes of the Act. The securities reported herein as being beneficially owned by each of the Reporting Persons do not include any securities held by Sandell or any other person or entity other than the various accounts under each Reporting Person's management and control.

Item 3.     Source and Amount of Funds or Other Consideration.

     The first sentence of Item 3 of the Schedule 13D is hereby amended as follows:

     The 16,159,355 Shares reported herein as being beneficially owned by JANA were acquired at an aggregate purchase price of approximately $137,681,536.37.

Item 4.     Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     On January 9, 2008, JANA issued a press release (the "JANA January 9 Press Release") (i) announcing an increase in the number of Shares beneficial owned by JANA and Sandell and (ii) addressing statements made by the Issuer regarding JANA's nomination of seven individuals to the Board. A copy of the JANA January 9 Press Release is filed as Exhibit 12 to the Schedule 13D and is incorporated herein by reference.

Item 5.     Interest in Securities of the Company.

     Paragraph (a), the first sentence of paragraph (b) and paragraph(c) of Item 5 of the Schedule 13D are hereby amended as follows:

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 151,973,545 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 5, 2007 for the period ended September 30, 2007.

     As of the close of business on January 9, 2008; (i) JANA may be deemed to beneficially own 16,159,355 Shares, constituting approximately 10.6% of the Shares outstanding, (ii) Spark may be deemed to beneficially own 2,583,979 Shares, constituting approximately 1.7% of the Shares outstanding, (iii) Velocity may be deemed to beneficially own 1,000,000 Shares, constituting approximately 0.7% of the Shares outstanding, and (iv) AIM may be deemed to beneficially own 129,199 Shares, constituting less than 0.1% of the Shares outstanding. Spark and AIM beneficially own their respective Shares by virtue of the Amended and Restated Agreement described in Item 6 of the Schedule 13D. Velocity beneficially owns its Shares by virtue of the Option Agreement described in Item 6 of the Schedule 13D.

     By virtue of (i) the Amended and Restated Agreement, (ii) the Option Agreement, and (iii) the Sandell Group Agreement, the Reporting Persons and Sandell may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 18,359,355

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 7 OF 10 PAGES
------------------------------                             ---------------------

Shares, constituting approximately 12% of the Shares outstanding. However, each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and Sandell. Sandell will be filing a separate Schedule 13D with respect to its interest.

     (b) JANA has sole voting and dispositive powers over 12,446,177 Shares, which powers are exercised by the JANA Principals, and (i) by virtue of the Option Agreement, shared voting and dispositive power over 1,000,000 Shares, which power is shared with Velocity and (ii) by virtue of the Amended and Restated Agreement, shared voting and dispositive power over 129,199 Shares and 2,583,979 Shares, which power is shared with AIM and Spark, respectively.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Schedule 13D is set forth in Appendix A hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Company

     The first, second and third sentences of the fifth paragraph of Item 6 are hereby amended as follows:
     JANA currently has contractual agreements with two credit counterparties:
Jefferies & Company, Inc. and Lehman Brothers Inc., with regard to cash-settled equity swaps (the "JANA Swaps") that reference Shares. The JANA Swaps constitute economic exposure to approximately 9,221,648 Shares, or 6.0% of the Shares outstanding. The JANA Swaps have reference prices ranging from $7.29 to $8.07 and expiration dates ranging from July 2008 to January 2009.

Item 7.     Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 12  JANA January 9 Press Release.

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 8 OF 10 PAGES
------------------------------                             ---------------------

                                   SIGNATURES



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   January 9, 2008



                                              JANA PARTNERS LLC



                                              By: /s/ Barry Rosenstein
                                              ----------------------------
                                              Name:  Barry Rosenstein
                                              Title: Managing Partner



                                              By: /s/ Gary Claar
                                              ----------------------------
                                              Name:  Gary Claar
                                              Title: General Partner



                                              SPARK MANAGEMENT PARTNERS, L.L.C.



                                              By: /s/ Santo Politi
                                              ----------------------------
                                              Name:  Santo Politi
                                              Title: Managing Member



                                              VELOCITY INTERACTIVE MANAGEMENT,
                                                LLC



                                              By: /s/ Jonathan Miller
                                              ----------------------------
                                              Name:  Jonathan Miller
                                              Title: Authorized Signatory

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 9 OF 10 PAGES
------------------------------                             ---------------------

                                              ALEX INTERACTIVE MEDIA, LLC



                                              By: /s/ Paul Gardi
                                              ----------------------------
                                              Name:  Paul Gardi
                                              Title: Managing Member

------------------------------                             ---------------------
CUSIP NO.      12613R104              SCHEDULE 13D         PAGE 10 OF 10 PAGES
------------------------------                             ---------------------

                                   APPENDIX A

                   TRANSACTIONS IN THE SHARES EFFECTED BY THE
             REPORTING PERSONS SINCE THE FILING OF THE SCHEDULE 13D
  (UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN THE OPEN MARKET)

JANA

Date of Trade         Shares Purchased (Sold)             Price per Share
-------------         -----------------------             ---------------
1/7/2008                      972,700                           8.49
                               59,800                           8.76
                              290,200                           8.63
1/8/2008                    1,161,803                           8.43
                              293,197                           8.48
                               45,000                           8.45
1/9/2008                      997,400                           8.20
                               20,078                           8.26
                                8,309                           8.31
                               10,695                           8.33